Exhibit 1.1

Guild Wars 2 China Commercialization Strategy Confirmed,

Free Closed Beta Test Starts on March 11

BEIJING, Feb. 28, 2014 PRNewswire -- KongZhong Corporation (KONG), a leading provider of digital entertainment services for consumers in the PRC,  today has officially announced its commercialization strategy of Guild Wars 2, the groundbreaking fantasy MMO developed by ArenaNet in the west, when the hit online game publishes in China with partner KongZhong. Guild Wars 2 China will keep the same premium game play experience and innovative business model: players just pay for the game key one time, then are able to play the game for free with no subscription fee. In addition, on March 11, Guild Wars 2 China will host an exclusive two-week closed beta test where Chinese players will be invited to try out the revolutionary MMO for free.

Regarding the final retail price of the game, to ensure a strong market fit, Guild Wars 2 China will conduct a new round of market research with players and then announce the result.

Guild Wars 2 Global Strategy —KongZhong applies global vision to a proven business model

As the most anticipated online role playing game in 2014, the Guild Wars 2 China business model has been the focus of great interest by Chinese press and players. After conducting exhaustive research on multiple aspects of the market and working closely with ArenaNet, KongZhong has decided to respect the users opinions and choose the same business model that has made the game the fastest-selling MMO in western history. The business model is as simple as it is fair: when a player buys Guild Wars 2 China, they can play the entire game without any subscription.

In order to deliver Chinese players fresh new content at the same time as western players, Guild Wars 2 China will be synchronized with the western version in terms of game updates, operation scale, tech support, and customer service. Game content will largely remain the same in both versions, with the exception of some adjustments to the new-player tutorial that are designed for and requested by Chinese players.

China will be the first region in Asia to launch Guild Wars 2, and a publishing date will be announced sometime after the upcoming beta test.

Free Closed Beta Test Starts on March 11—KongZhong puts Guild Wars 2 China’s high-quality game play to the test

The no-subscription fee model of the game in the Chinese market is a testament to KongZhong’s confidence in the universal quality and global appeal of Guild Wars 2. From March 11, Guild Wars 2 China will welcome qualified players to a two week free beta trial of the game so they can experience the innovative game in advance before it becomes publicly available and provide a chance for more players to test the game quality in advance. Guild Wars 2 China’s operation general manager Atlantis Lai said, “Given the game's high quality and beautiful design, compared with free-to-play and time-based pay-to-play games, this business model, where players purchase the game once and then play it for as long as they wish with no subscription fee, has the highest chance to appeal to the broadest base of players in China. As the most important and famous product in the 2014 China PC market, we believe Chinese players will also recognize Guild Wars 2 globally renowned quality.”

Guild Wars 2 sold over 3 million units in just its first nine months on the western market. “After triangulating against multiple data sources, it’s clear that Guild Wars 2 is the fastest-selling Western MMO of all time based on the first nine months of availability”, said analyst David Cole of DFC Intelligence. “This puts Guild Wars 2 in an impressive position when they release in China, where we’ve seen similar franchises really take off.”

Guild Wars 2 - Revolutionary Gameplay and a Revolutionary Business Model

In the China PC game market, no game has ever chosen Guild Wars 2 China’s particular commercial strategy, where the free-to-play and time-based pay-to-play business models are most prevalent. Guild Wars 2 China will become the first online game to allow players to purchase the game once and play thereafter with no subscription fee – a revolutionary new approach in the China PC game market.

But the innovation in Guild Wars 2 isn’t limited to the business model – the game’s fast-paced action, constantly changing game world, challenging dungeons, engaging personal stories, and player vs. player combat have made the game a favorite of players and critics in the West.

Fast, Flexible and Fun – Action Based Combat

In Guild Wars 2 players engage in fast, intense battles where they can attack on the run, dodge enemy blows, cast an incredible range of spells, and switch weaponry quickly. With a flexible skill system based on the weapons players are holding, combat in Guild Wars 2 is simple to learn but rewarding to master. Players can use environmental weapons they find laying around or combine their attacks with other players for devastating combos.

Incredible Rewards and Danger – The Dungeons

Dungeons in Guild Wars 2 are giant adventure areas that can only be explored by teams of high-level characters working together. Each dungeon can be experienced in a story mode that features a gripping plot and fearsome foes, or explorable mode, where players can choose one of three routes through a dungeon, each with new goals and obstacles.

World vs. World and Player vs. Player – Competitive Play

World vs World in Guild Wars 2 is a game mode where armies of players from competing servers wage war on vast maps full of castles and territory to capture. In Player vs. Player, small teams of players battle in quick, action filled matches on a wide variety of maps loaded with objectives. Whether players choose the epic warfare and sieges of World vs. World or the competitive action of Player vs. Player, there’s always a new opportunity for glory waiting in Guild Wars 2.

A Fantasy Story where Players are the Heroes – Personal Story

The player’s choices in Guild Wars 2 extend far beyond creating a character from eight distinct professions and five unique races; the spirit of personalization extends into every facet of the game. In Guild Wars 2, player choices really matter, and each choice players make on their own personal story sends them down a different path – no two characters will have the same experience!

A Living Breathing Fantasy World – Dynamic Events and Living World

Much like in real life, the fantasy world of Tyria is a constantly changing place full of beauty, unpredictability, and awe that you can explore. The unique dynamic event system in Guild Wars 2 replaces static quests and creates an organic gaming experience where player actions matter. From invasions by hostile armies to holiday festivals to rampaging monsters, players never know what they’ll discover when they log in.

For more information about Guild Wars 2 China and the upcoming March 11 beta test, please visit http://gw2.kongzhong.com

About Guild Wars 2

Guild Wars® 2 is a visually stunning MMO that offers players the epic grandeur of a massive role playing environment combined with innovative combat mechanics, dynamic events, and customized personal storytelling. Building on the success of Guild Wars, NCSOFT and game developer ArenaNet™ have created an MMO that lets gamers play the way they want, while at the same time retaining the no-subscription-fee business model that made the original Guild Wars so popular. For more information about Guild Wars 2, visitwww.guildwars2.com

About KongZhong

KongZhong (KONG), listed in Nasdaq in 2004, is one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. Within Internet games, KONG has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2 and other titles in mainland China. Since the acquisition of our proprietary smartphone game engine platform in 2011, KONG has expanded our smartphone game development team across 4 cities in China currently developing over 10 smartphone games across various genres, including MMORPG, RTS, military, and fantasy.

For information, please contact:

Jay Chang

KongZhong Corporation

Tel: +86-10-8857-6000

Fax: +86-10-8857-5891

Email: ir@kongzhong.com